FOR IMMEDIATE RELEASE	May 7, 2025

Micromem Provides Update to Breakthrough Real-Time Sensing
Measuring the Direct Observation of Charge Responses At Micro-Electron Level

Toronto, Ontario and New York, New York, May 7, 2025 – Micromem Technologies Inc. (“Micromem” or the “Company”) (CSE: MRM, OTCQB: MMTIF) is pleased to provide an update on the strategic collaboration to advance nanowire sensor technology.  The landmark collaboration agreement signed with the University of Toronto and the Canadian Department of National Defence (the “Agreement”), as described in the March 3, 2025 news release, marks a major step forward in the development of next-generation nanowire sensor technology. This collaboration grants Micromem access to proprietary innovations that dramatically enhance detection sensitivity, enabling the direct observation of charge responses at the micro-electron level — a breakthrough in real-time sensing.

The primary focus of the Agreement is on biochemical agent detection pertinent to defense. However, the commercial implications are equally significant.  This positions the collaboration at the forefront of nanotechnology in target applications extending beyond defense, including real-time monitoring of airborne contaminants, next-generation environmental sensors, and ultra-sensitive diagnostic tools in the biomedical sector.  These are all markets with growing global demand and high-margin opportunities, each with scalable product development and long- term revenues.

The University of Toronto brings over a decade of rigorously validated, peer-reviewed research to the initiative. Their leadership in nanoscale charge transport and surface interaction science has enabled the creation of single-molecule sensors — a capability unmatched in the global research community. Micromem’s strategic involvement ensures early commercialization pathways and reinforces its role as a key enabler in the future of molecular-scale sensing technologies.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTCQB: MMTIF) (CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward-looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:  OTCQB - Symbol: MMTIF

CSE - Symbol: MRM

Shares issued: 597,910,431

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com.